T. Rowe Price Active ETF
Snapshot Q3 2026

The following information provides a quarterly perspective on T. Rowe Price Active ETFs in relation to the overall active ETF marketplace.

Data source: Morningstar Direct, calculated by T. Rowe Price as of 9/30/2026.

Contents:

●	ETF Industry Flows (pg. 2)
●	Active ETF Market Flows (pg. 2)
●	T. Rowe Price Active ETF AUM (pg. 3)
●	T. Rowe Price Active Equity ETF AUM (pg. 3-4)
●	T. Rowe Price Active Fixed Income ETF AUM (pg. 5)
●	T. Rowe Price Active ETF Bid/Ask Spreads (pg. 5)
●	T. Rowe Price Active ETF Liquidity in Action (pg. 6)
●	Sector ETF Overview (pg. 6)
●	ETF Implementation Ideas (pg. 7)

T. Rowe Price semi-transparent equity ETFs, including: TCHP, TDVG, TEQI, TGRW, TSPA.

This ETF is different from traditional ETFs. Traditional ETFs tell the public what assets they hold each day. This ETF will not. This may create additional risks for your investment. For example:

●	You may have to pay more money to trade the ETF’s shares. This ETF will provide less information to traders, who tend to charge more for trades when they have less information.
●	The price you pay to buy ETF shares on an exchange may not match the value of the ETF’s portfolio. The same is true when you sell shares. These price differences may be greater for this ETF compared with other ETFs because it provides less information to traders.
●	These additional risks may be even greater in bad or uncertain market conditions.
●	The ETF will publish on its website each day a “Proxy Portfolio” designed to help trading in shares of the ETF. While the Proxy Portfolio includes some of the ETF’s holdings, it is not the ETF’s actual portfolio.

The differences between this ETF and other ETFs may also have advantages. By keeping certain information about the ETF secret, this ETF may face less risk that other traders can predict or copy its investment strategy. This may improve the ETF’s performance. If other traders are able to copy or predict the ETF’s investment strategy, however, this may hurt the ETF’s performance.

For additional information regarding the unique attributes and risks of these ETFs, please see the Important Information at the end of this document, as well as the fund’s prospectus.

ETF Industry Flows

●	The chart below shows net flows into passive and active ETFs over the past six quarters.
●	ETFs took in ~$505bn in Q3 and have averaged ~$502bn in inflows over the past four quarters.
●	Flows into active ETFs represented ~33% of the ETF industry’s (passive & active) net inflows in Q3.

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Active ETF Market Flows

●	The chart below shows net flows into active ETFs by category over the past six quarters.
●	Active ETFs took in ~$167bn in Q3 and have averaged ~$158bn in inflows over the past four quarters.
●	Flows into active equity ETFs represented ~59% of the active ETF market’s net inflows in Q3; active fixed income ETF flows accelerated (~38% of Q3 active ETF flows).

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T. Rowe Price Active ETF AUM

●	The chart below shows the total AUM for T. Rowe Price ETFs by category (equity & fixed income) over the past six quarters.
●	T. Rowe Price ETFs saw ~$4.2bn in inflows in Q3 and finished the month of September at ~$34.9bn in AUM.

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TRP Equity ETFs
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T. Rowe Price Active Equity ETF AUM

●	The charts below show the growth in AUM for T. Rowe Price Equity ETFs over the past six quarters.
●	T. Rowe Price Equity ETFs finished the month of September at ~$27.9bn in AUM.

*TPUT is a multi-asset portfolio but is included above due to the relevance with the equity markets

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T. Rowe Price Active Equity ETF AUM (continued)

*T. Rowe Price Active Crypto ETF (TKNZ) is a digital assets portfolio but is included above due to the relevance with thematic investing

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940, and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

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T. Rowe Price Active Fixed Income ETF AUM

●	The chart below shows the growth in AUM for each T. Rowe Price Fixed Income ETF over the past six quarters.
●	T. Rowe Price Fixed Income ETFs finished the month of September at ~$7.0bn in AUM.

T. Rowe Price Active ETF Bid/Ask Spreads

●	The chart below compares T. Rowe Price ETFs average 30-day bid/ask spread against a subset of the ETF peer universe.
●	T. Rowe Price Equity and Fixed Income ETFs average bid/ask spreads are tighter than their respective category average.

*Semi-Transparent Active ETFs include TCHP, TDVG, TGRW, TEQI, and TSPA

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T. Rowe Price Active ETF Liquidity in Action

●	On August 1, 2025, an investor executed a TCAL block trade for 392,004 shares ($9.6mm).
●	That trade accounted for 97% of TCAL’s volume on the day and 800% TCAL’s prior 30-Day Avg. Volume.
●	By leveraging an ETF block desk, the investor was able to efficiently execute the outsized ETF order at the prevailing ask.

Sector ETF Overview

Overall Breadth Improved and Illustrated a Wider Market Compared to Q2

Overall breadth increased in Q3 ’26 from Q2 ’26 with significant dispersion among sub-sectors within Technology and Materials. Technology exhibited the broadest participation with considerable dispersion across sub-industries. Health Care had the widest breadth along with low dispersion. Real Estate, Energy, and Health Care all dropped to near zero dispersion from Q2 ’26 numbers. However, Financials, Energy, Consumer Discretionary, Consumer Staples, and Materials all increased in breadth from near zero in Q2 ‘26, signaling a broadening market. Some investors use passive index ETFs to track specific sectors—but these strategies may miss out on opportunities. Investors may want to consider active sector ETFs which aim to outperform passive benchmarks by leveraging expert insights and a forward-looking approach. The table below highlights actively managed T. Rowe Price sector ETFs.

Intra-sector Breadth and Dispersion
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T. Rowe Price Active Sector ETFs to Consider
Biotech ETF (TDNA)
Financials ETF (TFNS)
Health Care ETF (TMED)
Natural Resources ETF (TURF)
Technology ETF (TTEQ)

Source: FactSet For financial professional use only. Not for further distribution.

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ETF Implementation Ideas

The chart below shows our 2026 Midyear Market Outlook investments ideas and the rationale behind them. Use this chart to identify ETFs to consider that align with each investment idea.

Investment Idea	T. Rowe Price Active ETFs to Consider

Geopolitical fragmentation raises risk premium

Geopolitical tensions are accelerating fragmentation of the global economy. Governments are prioritizing energy security, domestic industrial capacity, and diversified supply chains over efficiency, raising costs and making markets more sensitive to shocks.

■ International Equity ETF (TOUS)

Manufacturing revival complicates inflation fight

Rising inflation worldwide is prompting central banks to abandon the rate-cutting cycle earlier than expected or, in some cases, to resume hiking rates. Fiscal policy is pulling in the other direction as governments use fuel subsidies and other support measures to soften the growth hit from the Iran war. A revival in global manufacturing now looks set to add to these pressures, which would make inflation broader and more durable than markets expect.

■ Multi-Sector Income ETF (TMSF) ■ QM U.S. Bond ETF (TAGG) ■ Ultra Short-Term Bond ETF (TBUX)

Supply shock sparks energy security push

The Iran war has exposed how fragile global energy supply chains have become. Even before the conflict, oil markets were tightening as spare capacity narrowed and producer costs increased. The supply shock has sharpened investor focus on energy security—and on the industries positioned to benefit from a world of scarcer supply.

■ Natural Resources ETF (TURF) ■ U.S. High Yield ETF (THYF)

AI moves into the real economy

AI continues to be a powerful driver of market performance, but the opportunity set is changing. While capital expenditure (capex) remains durable and strategically unavoidable, the focus is shifting from the scale of hyperscaler spending to where that spending flows, which companies benefit, and how broadly the earnings impact spreads.

■ Technology ETF (TTEQ) ■ Value ETF (TVAL)

Concentration makes way for dispersion

For much of the past decade, outperforming often meant owning more of the benchmark’s largest companies. A small group of mega-cap, asset-light platforms dominated equity returns, making active investors compete against a concentrated index. That dynamic is shifting as AI changes the economics of the market’s largest companies and broadens the opportunity set beyond the winners of the last cycle.

■ Active Core U.S. Equity ETF (TACU) ■ Small-Mid Cap ETF (TMSL)

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IMPORTANT INFORMATION

T. Rowe Price semi-transparent equity ETFs publish a daily Proxy Portfolio, a basket of securities designed to closely track the daily performance of the actual portfolio holdings. While the Proxy Portfolio includes some of the ETF’s holdings, it is not the actual portfolio. Daily portfolio statistics will be provided as an indication of the similarities and differences between the Proxy Portfolio and the actual holdings. The Proxy Portfolio and other metrics, including Portfolio Overlap, are intended to provide investors and traders with enough information encourage transactions that help keep the ETF's market price close to its net asset value (NAV). There is a risk that market prices will differ from the NAV. ETFs trading on the basis of a Proxy Portfolio may trade at a wider bid/ask spread than shares of ETFs that publish their portfolios on a daily basis, especially during periods of market disruption or volatility and therefore, may cost investors more to trade. The ETF's daily Proxy Portfolio, Portfolio Overlap and other tracking data are available at troweprice.com. Although the ETF seeks to benefit from keeping its portfolio information confidential, others may attempt to use publicly available information to identify the ETF's investment and trading strategy. If successful, these trading practices may have the potential to reduce the efficiency and performance of the ETF.

ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions which will reduce returns.

Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information visit troweprice.com. Read it carefully.

Risk Considerations: Past performance does not guarantee future results. All investments are subject to market risk, including the possible loss of principal. As with all equity investments, the share price can fall because of weakness in the broad market, a particular industry, or specific holdings. Fixed income investing involves risks including, but not limited to, interest rate risk and credit risk. International investments can be riskier than U.S. investments due to the adverse effects of currency exchange rates, differences in market structure and liquidity, as well as specific country, regional, and economic developments. A fund that focuses its investments in specific industries or sectors is more susceptible to adverse developments affecting those industries and sectors than a more broadly diversified fund. The use of derivatives exposes the fund to additional volatility and potential losses. A derivative involves risks different from, and possibly greater than, the risks associated with investing directly in the assets on which the derivative is based, including liquidity risk, valuation risk, correlation risk, market risk, interest rate risk, leverage risk, counterparty and credit risk, operational risk, management risk, legal risk, and regulatory risk. Crypto investing is relatively new and involves risks including, but not limited to, extreme price volatility from trading activity, regulatory uncertainty, lightly or unregulated oversight, security breaches, fraud or otherwise. Active investing may have higher costs than passive investing and may underperform the broad market or passive peers with similar objectives.

ETF industry data contained within are based on information contained in the FactSet database as of the analysis date(s).

This material is provided for general informational purposes only and not intended to provide legal, tax, or investment advice. This material does not provide recommendations concerning investments, investment strategies, or account types; it is not individualized to the needs of any specific investor and not intended to suggest any particular investment action is appropriate for you.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. ("TRPIS") serves as the distributor of the Trust.

T. Rowe Price Investment Services, Inc.

© 2026 T. Rowe Price. All Rights Reserved. T. ROWE PRICE, INVEST WITH CONFIDENCE, the Bighorn Sheep design, and related indicators (see troweprice.com/ip) are trademarks of T. Rowe Price Group, Inc.

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